FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

With reference to our earlier announcement dated June13, 2018 with respect to Offer for Sale of equity shares of ICICI Prudential Life Insurance Company Limited by ICICI Bank Limited, ICICI Bank Limited intends to exercise the Oversubscription Option to sell additional 1,43,55,550 equity shares.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Date: June 14, 2018

The Managing Director BSE Limited Phiroze Jeejeebhoy Towers, Dalal Street Mumbai, India 400 001	The Managing Director The National Stock Exchange of India Limited Exchange Plaza, Plot no. C/1, G Block, Bandra Kurla Complex, Bandra (East) Mumbai, India 400 051

Sub: Offer for Sale of equity shares of ICICI Prudential Life Insurance Company Limited (the "Company") by its promoter ICICI Bank Limited (the "Seller") through the stock exchange mechanism intimated by way of notice on June 13, 2018

Dear Sir,

We, the Seller, refer to the notice dated June 13, 2018 ("Notice") sent by us whereby we proposed to sell up to 1,43,55,550 equity shares (representing 1.00% ofthe equity share capital of the Company) of face value Rs. 1 0 each of the Company ("Base Offer Size") with an option to sell up to additional 1,43,55,550 equity shares of face value of Rs. 10 each of the Company (representing 1.00% of the equity share capital of the Company), on June 14, 2018 ("T day") ( for non- Retail Investors only) and on June 15, 2018 ("T + 1 day") (for Retail Investors and for non-Retail Investors who choose to carry forward their un-allotted bids) (the ''Oversubscription Option", the equity shares forming part of the Base Offer Size and the Oversubscription Option will, collectively, hereinafter be referred to as "Offer Shares"), collectively representing 2.00% of the total paid up equity share capital of the Company, in accordance with the SEBI OFS Circulars and the notices and circulars issued by the BSE Limited (the "BSE") and National Stock Exchange of India Limited (the "NSE"), from time to time, in this regard (such offer for sale hereinafter referred to as the "Offer").

In this regard, we wish to intimate BSE and NSE of our intention to exercise the Oversubscription Option.

All capitalised terms used herein but not defined shall have the meaning ascribed to them in the

Notice filed with the BSE and NSE.

Thanking You.

Yours faithfully,

/s/ Anindya Banerjee

For ICICI Bank Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	June 14, 2018	By:	/s/ Vivek Ranjan
			Name :	Mr. Vivek Ranjan
			Title :	Chief Manager